Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF

newgold

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2012
(UNAUDITED)

GROWING NEW GOLD

TABLE OF CONTENTS

1      CONDENSED CONSOLIDATED INCOME STATEMENTS

2      CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

3      CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

4      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

5      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

6      NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited)
			Three months ended March 31
(In thousands of U.S. dollars, except per share amounts)	Note	2012	2011

Revenues		168,755	171,213
Operating expenses		72,341	70,716
Depreciation and depletion		18,747	20,027
Earnings from mine operations		77,667	80,470

Corporate administration expenses		6,678	6,181
Share-based payment expenses		2,436	2,856
Exploration expenses		2,819	2,126
Income from operations		65,734	69,307

Finance income		228	1,046
Finance costs		(2,071)	(1,137)
Other losses	5	(12,067)	(24,398)

Earnings before taxes		51,824	44,818
Income tax expense	13	(18,293)	(20,099)

Net earnings		33,531	24,719

Earnings per share
Basic		0.07	0.06
Diluted		0.07	0.06

Weighted average number of shares outstanding (in thousands)
Basic		461,402	399,336
Diluted		472,879	405,523

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
			Three months ended March 31
(In thousands of U.S. dollars)	Note	2012	2011

Net earnings		33,531	24,719

Other comprehensive (loss) income
Unrealized losses on mark-to-market of gold contracts	11	(22,006)	(1,866)
Realized losses on settlement of gold contracts	11	12,869	7,610
Unrealized loss on available-for-sale securities (net of tax expense)		(689)	-
Foreign currency translation adjustment		23,419	7,907
Income tax related to gold contracts	11	3,716	(2,269)
Total other comprehensive income		17,309	11,382
Total comprehensive income		50,840	36,101

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
		March 31	December 31
(In thousands of U.S. dollars)	Note	2012	2011

Assets
Current assets
Cash and cash equivalents		235,677	309,406
Trade and other receivables	6	26,768	37,572
Inventories	8	117,636	106,490
Prepaid expenses and other		6,142	7,928
Total current assets		386,223	461,396

Investments		1,134	1,823
Non-current inventories	8	24,016	20,253
Mining interests	9	2,839,560	2,695,297
Deferred tax assets		10,425	8,924
Non-current non-hedged derivative asset	11(c)	15,400	18,797
Reclamation deposits and other		16,206	14,912
Total assets		3,292,964	3,221,402

Liabilities and equity
Current liabilities
Trade and other payables	7	117,107	100,437
Current tax liabilities		13,175	20,495
Current derivative liabilities	11	55,909	49,184
Current non-hedged derivative liabilities	11(c)	57,236	53,288
Total current liabilities		243,427	223,404

Reclamation and closure cost obligations	14	47,738	50,713
Provisions		11,460	12,646
Non-current derivative liabilities	11	92,650	92,407
Non-current non-hedged derivative liabilities	11(c)	118,427	114,296
Long-term debt	10	262,292	251,664
Deferred tax liabilities		131,613	146,880
Deferred benefit	10	46,276	46,276
Other		674	747
Total liabilities		954,557	939,033

Equity
Common shares	12	2,468,441	2,463,968
Contributed surplus		81,119	80,394
Other reserves		(69,058)	(86,367)
Deficit		(142,095)	(175,626)
		(211,153)	(261,993)
Total equity		2,338,407	2,282,369
Total liabilities and equity		3,292,964	3,221,402

Approved and authorized by the Board on May 2, 2012

"Robert Gallagher"		"James Estey"
Robert Gallagher, Director		James Estey, Director

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
			Three months ended March 31
(In thousands of U.S. dollars)	Note	2012	2011

Common shares
Balance, beginning of period		2,463,968	1,845,886
Shares issued for exercise of options	12	4,307	16,310
Shares issued for exercise of warrants	12	166	-
Balance, end of period		2,468,441	1,862,196

Contributed surplus
Balance, beginning of period		80,394	81,176
Exercise of options		(1,248)	(5,070)
Equity settled share-based payments		1,973	1,775
Balance, end of period		81,119	77,881

Other reserves
Balance, beginning of period		(86,367)	(51,913)
Foreign currency translation adjustment		23,419	7,907
Change in fair value of available-for-sale investments		(689)	-
Change in fair value of hedging instruments		(5,421)	3,475
Balance, end of period		(69,058)	(40,531)

Deficit
Balance, beginning of period		(175,626)	(354,654)
Net earnings		33,531	24,719
Balance, end of period		(142,095)	(329,935)

Total equity		2,338,407	1,569,611

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
		Three months ended March 31
(In thousands of U.S. dollars)	Note	2012	2011

Operating activities
Net earnings		33,531	24,719
Adjustments for:
Realized gain on gold contracts		(2,382)	(2,002)
Realized and unrealized foreign exchange loss (gain)		1,501	(3,115)
Realized and unrealized gain on investments		-	(1,349)
Unrealized loss on non-hedged derivatives		8,611	26,809
Loss on disposal of assets		267	108
Depreciation and depletion		18,531	19,637
Equity-settled share-based payment expense		1,973	1,775
Unrealized loss on cash flow hedging items		214	1,827
Income tax expense		18,293	20,099
Finance income		(228)	(1,046)
Finance costs		2,071	1,137
		82,382	88,599
Change in non-cash operating working capital	15	(16,323)	(27,601)
Cash generated from operations		66,059	60,998

Income taxes paid		(29,358)	(11,236)
Net cash generated from continuing operations		36,701	49,762

Investing activities
Mining interests		(110,080)	(57,182)
Purchase of additional Blackwater mining claims		(6,005)	-
Recovery of reclamation deposits		-	8,147
Proceeds from sale of investments		-	8,927
Interest received		237	1,046
Proceeds from disposal of assets		-	132
Cash used in investing activities		(115,848)	(38,930)

Financing activities
Exercise of options to purchase common stock		3,059	11,240
Exercise of warrants to purchase common stock		166	-
Financing initiation costs		(1,632)	(431)
Interest paid		-	(265)
Cash generated by financing activities		1,593	10,544

Effect of exchange rate changes on cash and cash equivalents		3,825	8,039

(Decrease) increase in cash and cash equivalents		(73,729)	29,415
Cash and cash equivalents, beginning of period		309,406	490,754
Cash and cash equivalents, end of period		235,677	520,169

Cash and cash equivalents are comprised of:
Cash		137,994	256,343
Short-term money market instruments		97,683	263,826
		235,677	520,169

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE		PAGE

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	7

2	SIGNIFICANT ACCOUNTING POLICIES	7

3	FUTURE CHANGES IN ACCOUNTING POLICIES	8

4	ASSET ACQUISITIONS	9

5	OTHER LOSSES	11

6	TRADE AND OTHER RECEIVABLES	12

7	TRADE AND OTHER PAYABLES	12

8	INVENTORIES	12

9	MINING INTERESTS	13

10	LONG-TERM DEBT	14

11	DERIVATIVE INSTRUMENTS	16

12	SHARE CAPITAL	17

13	INCOME AND MINING TAXES	19

14	RECLAMATION AND CLOSURE COST OBLIGATIONS	20

15	SUPPLEMENTAL CASH FLOW INFORMATION	20

16	SEGMENTED INFORMATION	21

17	COMMITMENTS AND CONTINGENCIES	22

18	SUBSEQUENT EVENTS	23

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three month periods ended March 31, 2012 and 2011
(Amounts expressed in thousands of U.S. dollars, except per share amounts and unless otherwise noted)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

New Gold Inc. (the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and Peak Gold Mines in Australia. Significant projects include the New Afton copper-gold development project in Canada, the Blackwater exploration project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the NYSE AMEX under the symbol NGD.

The Company’s registered office is located at 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

2.  SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2011.

These unaudited interim financial statements should be read in conjunction with the most recently issued Annual Financial Report of the Company which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies were presented as Note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2011, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted in 2(b).

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on May 2, 2012.

(b)  Changes in Accounting Policies
The following accounting standards are effective and implemented as of January 1, 2012.

Financial instruments disclosure
In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”) that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The implementation of IFRS 7 did not have a material impact on the Company’s condensed consolidated interim financial statements.

Income taxes
In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes (“IAS 12”) that address the determination of the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The implementation of IAS 12 did not have a material impact on the Company’s condensed consolidated interim financial statements.

3.  FUTURE CHANGES IN ACCOUNTING POLICIES

Accounting standards effective January 1, 2013

(a)  Consolidation
In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes Standing Interpretations Committee standards (“SIC”) 12 and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 – Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

(b)  Joint arrangements
In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.

(c)  Fair value measurement
In May 2011, as a result of the convergence project undertaken by the IASB and the U.S. Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRS that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

(d)  Financial statement presentation
In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

(e)  Stripping costs in the production phase of a mine
In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2015

Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60-day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.  ASSET ACQUISITIONS

Three asset acquisitions occurred in 2011:

•	Richfield Ventures Corp.;
•	Geo Minerals Ltd.; and
•	Silver Quest Resources Ltd.

These acquisitions have been accounted for as a purchase of assets and assumption of liabilities by the Company. The transactions do not qualify as a business combination under IFRS 3R Business Combinations, as the significant inputs and processes that constitute a business were not identified. Therefore the transactions were treated as asset acquisitions. The purchase considerations have been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate and available information at the time of acquisition.

(a)  Richfield Ventures Corp.
On April 4, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Richfield Ventures Corp. (“Richfield”). Under the terms of the arrangement, each Richfield shareholder received 0.9217 of a New Gold share and a nominal cash payment of C$0.0001 for each Richfield share held. The acquisition was granted final court approval on May 31, 2011. The effective date of the arrangement was June 1, 2011.

The Company issued 48,611,979 common shares to Richfield shareholders that were valued at C$9.75 per share. The value per share was determined using the June 1, 2011 opening share price of New Gold.

The allocation of the purchase price based on the consideration paid and on Richfield net assets acquired as at June 1, 2011 is as follows:

$

Issuance of New Gold shares (48,611,979 common shares)	487,906
Acquisition costs	5,764
Purchase consideration	493,670

Net assets acquired
Net working capital (including cash of $24,415)	21,235
Plant and equipment	2,604
Blackwater project	465,290
Deferred tax asset	4,221
Other assets	320
493,670

(b) Geo Minerals Ltd.
On October 17, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Geo Minerals Ltd. (“Geo Minerals”). Under the terms of the arrangement, each Geo Mineral shareholder received C$0.16 for each share held. The arrangement was granted final court approval on December 16, 2011. The effective date of the arrangement was December 21, 2011. The purchase of Geo Minerals consolidated land ownership in the Blackwater project.

The allocation of the purchase price based on the consideration paid and on Geo Minerals net assets acquired as at December 21, 2011 is as follows:

$

Cash consideration	21,158
Acquisition costs	387
Purchase consideration	21,545

Net assets acquired
Net working capital (including cash of $3,492)	3,342
Mineral interest	18,087
Other assets	116
21,545

(c) Silver Quest Resources Ltd.
On November 23, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Silver Quest Resources Ltd. (“Silver Quest”). Under the terms of the arrangement, each Silver Quest shareholder received 0.09 of a New Gold share and a nominal cash payment of C$0.0001 for each Silver Quest share held. The Company further agreed to additional cash consideration of $5.3 million to fund the spun out entity: Independence Gold Corp. The arrangement was granted final court approval on December 16, 2011. The effective date of the arrangement was December 23, 2011. The purchase of Silver Quest further consolidated land ownership in the Blackwater project.

The Company issued 10,512,496 common shares to Silver Quest shareholders that were valued at C$10.27 per share. The value per share was determined using the December 23, 2011 opening share price of New Gold.

The allocation of the purchase price based on the consideration paid and on Silver Quest net assets acquired as at December 23, 2011 is as follows:

$

Issuance of New Gold shares (10,512,496 common shares)	105,761
Cash consideration	5,297
Acquisition costs	2,682
Purchase consideration	113,740

Net assets acquired
Net working capital (including cash of $nil)	249
Mineral interest	114,353
Other net liabilities	(862)
113,740

5.  OTHER LOSSES

The following table summarizes other (losses) and gains for the three months ended March 31:

		$	$
		2012	2011

Fair value loss on embedded derivative in senior secured notes	a	(3,733)	(2,454)
Gain on fair value through profit or loss financial assets		-	1,349
Ineffectiveness on hedging instruments	b	(214)	(1,827)
Fair value loss on non-hedged derivatives	c	(4,878)	(24,355)
(Loss) gain on foreign exchange		(1,501)	3,115
Other		(1,741)	(226)
		(12,067)	(24,398)

(a) Fair value loss on embedded derivative in senior secured notes
The Company has the right to redeem the senior secured notes (“Notes”), as described in Note 10 (a) in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed. At March 31, 2012, the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2012. The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes. At March 31, 2012, the fair value of the non-hedged derivative asset was $15.4 million (December 31, 2011 – $18.8 million).

(b) Ineffectiveness on hedging instruments
The Company has gold forward sales contracts that commenced in July 2008 representing a commitment of 5,500 ounces per month ending in December 2014 (as described in Note 11 (a)). The effective portion of gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. The ineffective portion is recorded in net earnings in the current period. The ineffective portion has resulted in a loss of $0.2 million for the three months ended March 31, 2012 (2011 – $1.8 million).

(c) Fair value loss on non-hedged derivatives

Conversion option on Debentures
The Company issued 55,000 subordinated convertible debentures (“Debentures”) in 2007, as described in Note 10 (b). The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability measured at fair value on initial recognition, and is subsequently re-measured at fair value at the end of each reporting period. Unrealized gains or losses are recognized in net earnings. At March 31, 2012, the fair value of the derivative liability was $21.7 million (C$21.6 million) (December 31, 2011 – $24.0 million (C$24.3 million)). The change in the fair value resulted in a gain of $2.7 million and a foreign exchange loss of $0.4 million recorded in net earnings for the three months ended March 31, 2012 (2011 – $7.4 million loss). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Warrants
The Company has outstanding share purchase warrants (“Warrants”), as described in Note 11 (b). The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Unrealized gains or losses are recognized in net earnings. At March 31, 2012, the fair value of the current and non-current portion of the derivative liability was $153.4 million (C$153.3 million) (December 31, 2011 – $142.6 million (C$145.0 million)). At March 31, 2012 the fair value of the current portion was $57.2 million (C$57.1 million) (2011 – $nil). The change in the fair value resulted in a loss of $8.1 million and a foreign exchange loss of $2.7 million recorded in net earnings for the three months ended March 31, 2012 (2011 – loss of $17.0 million).

The Company assumed $1.0 million (C$1.0 million) of warrants in the Silver Quest asset acquisition transaction (Note 4 (c)) on December 23, 2011. The warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The change in the fair value resulted in a gain of $0.5 million for the three months ended March 31, 2012.

6.  TRADE AND OTHER RECEIVABLES

	$	$
	March 31	December 31
	2012	2011

Trade receivables	7,667	6,684
Sales tax receivable	18,087	29,161
Other	1,014	1,727
	26,768	37,572

7. TRADE AND OTHER PAYABLES

	$	$
	March 31	December 31
	2012	2011

Trade payables	34,692	26,974
Accruals	71,629	69,137
Current portion of decommissioning obligations	10,786	4,326
	117,107	100,437

8.  INVENTORIES

	$	$
	March 31	December 31
	2012	2011

Heap leach ore	93,813	87,838
Work-in-process	18,716	13,710
Finished goods	5,234	4,611
Stockpile ore	79	79
Supplies	23,810	20,505
	141,652	126,743
Less: non-current inventories	(24,016)	(20,253)
	117,636	106,490

The amount of inventories recognized in operating expenses for the three months ended March 31, 2012 was $66.8 million (2011 – $63.4 million). There were no write-downs or reversals of write-downs during the period. Heap leach inventories of $24.0 million (December 31, 2011 – $20.3 million) are expected to be recovered after one year.

9. MINING INTERESTS

	Mining properties
		Non	Plant &	Construction	Exploration
	Depletable	depletable	equipment	in progress	& evaluation	Total
	$	$	$	$	$	$

Cost
As at December 31, 2011	612,694	1,124,004	640,790	9,582	604,677	2,991,747
Additions	922	73,788	36,823	12,726	28,538	152,797
Disposals	(103)	-	(710)	-	-	(813)
Transfers	5,452	-	5,293	(10,745)	-	-
Foreign exchange translation	-	11,084	4,701	-	912	16,697
As at March 31, 2012	618,965	1,208,876	686,897	11,563	634,127	3,160,428

Accumulated depreciation
As at December 31, 2011	162,086	-	134,364	-	-	296,450
Depreciation for the period	12,885	-	11,539	-	-	24,424
Disposals	-	-	(546)	-	-	(546)
Foreign exchange translation	-	-	540	-	-	540
As at March 31, 2012	174,971	-	145,897	-	-	320,868

Carrying amount
As at December 31, 2011	450,608	1,124,004	506,426	9,582	604,677	2,695,297
As at March 31, 2012	443,994	1,208,876	541,000	11,563	634,127	2,839,560

The Company capitalized $6.5 million of interest for the three months ended March 31, 2012 (2011 – $6.0 million) related to the New Afton Project.

A summary of carrying amount by property as at March 31, 2012 is as follows:

	Mining properties
		Non		Plant &	March 31
	Depletable	depletable	Total	equipment	2012
	$	$	$	$	$

Mesquite Mine	174,375	30,464	204,839	99,687	304,526
Cerro San Pedro Mine	176,973	79,837	256,810	75,582	332,392
Peak Gold Mines	92,646	48,629	141,275	87,445	228,720
New Afton Project	-	660,083	660,083	249,960	910,043
El Morro Project	-	395,374	395,374	-	395,374
Blackwater Project	-	630,519	630,519	26,294	656,813
Other Projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	2,032	2,032
	443,994	1,854,566	2,298,560	541,000	2,839,560

A summary of carrying amount by property is as at December 31, 2011 is as follows:

	Mining properties
		Non		Plant &	December 31
	Depletable	depletable	Total	equipment	2011
	$	$	$	$	$

Mesquite Mine	172,209	30,913	203,122	101,117	304,239
Cerro San Pedro Mine	187,584	77,910	265,494	76,700	342,194
Peak Gold Mines	90,815	47,855	138,670	85,935	224,605
New Afton Project	-	586,634	586,634	217,304	803,938
El Morro Project	-	390,274	390,274	-	390,274
Blackwater Project	-	595,017	595,017	23,620	618,637
Other Projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,750	1,750
	450,608	1,738,263	2,188,871	506,426	2,695,297

10.  LONG-TERM DEBT

Long-term debt consists of the following:

		$	$
		March 31	December 31
		2012	2011

Senior secured notes	a	180,050	176,560
Subordinated convertible debentures	b	46,583	44,923
El Morro project funding loan	c	35,659	30,181
Revolving credit facility	d	-	-
		262,292	251,664

(a) Senior secured notes
The face value of the senior secured notes (“Notes”) at March 31, 2012 was $187.2 million (C$187.0 million) (December 31, 2011 – $183.9 million (C$187.0 million)). The Notes are denominated in Canadian dollars, mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton Project. The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

The Company has the right to redeem the Notes in whole or in part at any time before June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed. At March 31, 2012, the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2012. The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes. At March 31, 2012, the fair value of the derivative asset was determined to be $15.4 million (December 31, 2011 – $18.8 million). The change in the fair value has resulted in a loss of $3.7 million recorded in earnings for the three months ended March 31, 2012 (2011 – $2.5 million loss).

On April 5, 2012 the Company issued an irrevocable notice of redemption on the Notes. The redemption of the Notes will occur on May 7, 2012. Refer to Note 18 for more information.

(b) Subordinated convertible debentures
The face value of the subordinated convertible debentures (“Debentures”) at March 31, 2012 was $55.0 million (C$55.0 million) (December 31, 2011 – $54.1 million (C$55.0 million).

In 2007, the Company issued 55,000 Debentures for an aggregate principal amount of C$55.0 million. The Debentures are denominated in Canadian dollars, were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share.

If the current market price of the Company’s shares is at least C$11.69 per share, the Company may give notice that it will redeem the Debentures. Redemption would take place 40-60 days following the issue of notice. The Current Market Price is defined as the volume weighted average price on the Toronto Stock Exchange, for the 30 trading days ending five days before the notice date. The terms of the Company’s Notes do not allow redemption of the Debentures for cash, and therefore in the event that the current market price reaches the required level and the Company elects to redeem the Debentures, payment would take place in the form of shares.

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit or loss at the end of each period and is recorded in non-hedged derivative liabilities. At March 31, 2012, the fair value of the derivative liability was $21.7 million (December 31, 2011 – $24.0 million). The change in the fair value resulted in a gain of $2.7 million and $0.4 million foreign exchange loss recorded in earnings for the three months ended March 31, 2012 (2011 – $7.4 million conversion option loss and $0.7 million foreign exchange loss). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year. The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from C$7.48 at inception to C$9.35, based on a time formula specified in the Debenture Indenture.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants. The Debentures are unsecured and subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

(c) El Morro Project funding loan
The Company owns a 30% interest in the El Morro Project which is a development copper-gold project located in the Atacama region of north-central Chile. Goldcorp Inc. (“Goldcorp”) holds the remaining 70% interest in the project after completion of the Acquisition and Funding Agreement (the “Agreement”) with the Company on February 16, 2010.

As part of the agreement the Company received $50.0 million from Goldcorp. The Company has recorded the $50.0 million, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into net earnings at the commencement of commercial production over the life of the amended shareholder’s agreement.

Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. As at March 31, 2012, the outstanding loan balance was $35.7 million including accrued interest (December 31, 2011 - $30.2 million). For the three months ended March 31, 2012, non-cash investing activities were $5.1 million (2011 – $3.6 million) excluding accrued interest, and represent the Company’s share of contributions to the El Morro Project funded by Goldcorp. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares, which means recourse is limited to the Company’s investment in El Morro.

(d) Revolving credit facility
On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro Project assets) and a pledge of certain subsidiaries shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		$	$
		March 31	December 31
	Financial covenant	2012	2011
	$1.38 billion + 25% of
Minimum tangible net worth	positive quarterly net income	1.87	1.84
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0	17.4	17.5
Maximum leverage ratio (debt to EBITDA)	<3.0:1.0	0.5	0.5

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. Based on the Company’s debt to EBITDA ratio, the rate is 0.75% as at March 31, 2012.

As at March 31, 2012, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Gold Mines’ reclamation bond for the state of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$0.3 million for Blackwater Gold Project’s reclamation requirements and C$1.0 million issued to Kinder Morgan Container Terminals for New Afton.

11.  DERIVATIVE INSTRUMENTS

The following tables summarize derivative assets and liabilities designated as hedging instruments:

	$	$
	March 31	December 31
	2012	2011

Gold contracts	148,559	141,591
Less: current derivative liabilities	(55,909)	(49,184)
Non-current derivative liabilities	92,650	92,407

Realized gains (losses) on derivatives not in a hedging relationship are recorded in other income. Realized gains (losses) on derivatives in a qualifying hedge relationship are classified as revenue for gold hedging contracts.

The following table summarizes unrealized non-hedged derivative (losses) gains for the three months ended March 31.

	$	$
	2012	2011

Share purchase warrants	(7,604)	(16,965)
Conversion option on convertible debentures	2,726	(7,390)
Prepayment option on senior secured notes	(3,733)	(2,454)
	(8,611)	(26,809)

The following table summarizes derivative gains (losses) in other comprehensive income for the three months ended March 31.

	$	$
	2012	2011

Effective portion of change in fair value of hedging instruments
Gold hedging contracts - unrealized	(22,006)	(1,866)
Gold hedging contracts - realized	12,869	7,610
Deferred income tax	3,716	(2,269)
	(5,421)	3,475

An unrealized derivative loss of $0.2 million (2011 – $1.8 million) relating to the ineffective portion of the change in fair value of hedging instruments was recorded in other gains and losses at March 31, 2012.

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis. The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled. At March 31, 2012, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next 12 months, excluding tax effects, is $45.7 million for gold hedging contracts.

(a) Gold hedging contracts
Under a term loan facility the Company retired on February 26, 2010, Mesquite Mine was required to enter into a gold hedging program. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At March 31, 2012, the Company had gold forward sales contracts for 181,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 33 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of changes in gold spot and forward prices each period on the changes in fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b) Share purchase warrants
The following table summarizes information about outstanding share purchase warrants as at March 31, 2012.

			Common
	Number of		shares		Exercise
	warrants		issuable		price	Expiry date
	(000s	)	(000s	)	C$
Series B	217,500		21,750		15.00	April 3, 2012
Series C	73,812		7,381		9.00	November 28, 2012
Series A	27,850		27,850		15.00	June 28, 2017
	319,162		56,981

The warrants are classified as a non-hedged derivative liability recorded as a fair value through profit or loss (“FVTPL”) liability due to the currency of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net earnings.

(c) Non-current non-hedged derivative asset and liabilities classified as FVTPL assets and liabilities
The following table summarizes FVTPL assets and liabilities.

	$	$
	March 31	December 31
	2012	2011

Non-current non-hedged derivative asset:
Prepayment option on Notes	15,400	18,797

Non-current non-hedged derivative liabilities:
Conversion option on Debentures	21,660	23,957
Warrants	154,003	143,627
	175,663	167,584
Less: current non-hedged derivative liabilities	(57,236)	(53,288)
Non-current non-hedged derivative liabilities	118,427	114,296

12.  SHARE CAPITAL

At March 31, 2012, the Company had unlimited authorized common shares and 461.7 million common shares outstanding.

(a) No par value common shares issued

		Number
		of shares
		(000's)	$

Balance - December 31, 2010		399,042	1,845,886
Acquisition of Richfield		48,612	487,906
Acquisition of Silver Quest		10,512	105,761
Exercise of options		3,187	24,350
Exercise of warrants		5	65
Balance - December 31, 2011		461,358	2,463,968
Exercise of options	i	347	4,307
Exercise of warrants		25	166
Balance - March 31, 2012		461,730	2,468,441

(i) Exercise of options
During the three months ended March 31, 2012, 0.3 million common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $3.1 million from these exercises and transferred $1.2 million from contributed surplus.

(b)  Stock options
The following table presents the changes in the stock option plan for the three months ended March 31, 2012.

	Number	Weighted avg
	of options	exercise price
	(000's)	C$

Balance - December 31, 2010	12,248	4.50
Granted	1,815	8.03
Exercised	(3,187)	5.01
Expired	(183)	11.00
Forfeited	(413)	5.17
Balance - December 31, 2011	10,280	4.83
Granted	1,737	11.86
Exercised	(347)	8.86
Forfeited	(10)	6.16
Balance - March 31, 2012	11,660	5.75

For the three months ended March 31, 2012 the Company granted 1.7 million stock options (2011 – 1.6 million). The weighted average fair value of the stock options granted during the three months ended March 31, 2012 was C$5.73 (2011 – C$4.23). Options were priced using a Black-Scholes option-pricing model. Volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price and those of a number of peer companies. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the option-pricing model for the three months ended March 31:

	2012	2011

Expected dividend yield	0.0%	0.0%
Expected volatility	60.0%	70.0%
Risk-free interest rate	0.71%	1.61%
Expected life of options	4.5 years	4.2 years

(c)  Earnings per share
The following table sets out the computation of diluted earnings per share for the three months ended March 31:

	$	$
	2012	2011

Net earnings	33,531	24,719

Dilution of net earnings
Dilutive effect of the Debenture conversion option	(2,045)	-
Dilutive effect of the Warrants	-	-
Net diluted earnings	31,486	24,719

Basic weighted average number of shares outstanding (in thousands)	461,402	399,336

Dilution of securities
Stock options	5,595	5,875
Debentures	5,882	296
Warrants	-	16
Diluted weighted average number of shares outstanding	472,879	405,523

Net earnings per share
Basic	0.07	0.06
Diluted	0.07	0.06

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$10.81 for the three months ended March 31, 2012 (2011 – C$9.38), or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

	(000's)	(000's)
	2012	2011

Stock options	1,912	359
Warrants	56,981	49,600

13.  INCOME AND MINING TAXES

The composition of income tax expense between current tax and deferred tax for the three months ended March 31:

	$	$
	2012	2011

Current tax
Canadian income tax	(276)	106
Foreign income tax and mining tax	22,585	21,903
	22,309	22,009

Deferred tax
Canadian income tax	(419)	(2,367)
Foreign income tax and mining tax	(3,597)	457
	(4,016)	(1,910)

Income tax expense	18,293	20,099

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items for the three months ended March 31:

	$	$
	2012	2011

Earnings before taxes	51,824	44,818

Canadian federal and provincial income tax rates	25.0%	26.5%

Income tax expense based on above rates	12,956	11,877
Increase (decrease) due to:
Non-taxable income	(2,340)	(6,312)
Non-deductible expenditures	(232)	4,250
Different statutory tax rates on earnings of foreign subsidiaries	3,143	5,706
Withholding tax on repatriation	1,132	-
Benefit of losses not recognized in period	-	19
Other	3,634	4,559
	18,293	20,099

14. RECLAMATION AND CLOSURE COST OBLIGATIONS

Changes to the reclamation and closure cost obligations are as follows:

	Mesquite	Cerro San	Peak Gold	New Afton	Blackwater
	Mine	Pedro Mine	Mines	Project	Project	Total
	$	$	$	$	$	$

Non current portion of closure costs	8,928	15,820	17,080	8,634	251	50,713
Current portion of closure costs	1,566	958	518	1,284	-	4,326
Balance - December 31, 2011	10,494	16,778	17,598	9,918	251	55,039
Reclamation expenditures	(154)	-	(2)	-	-	(156)
Unwinding of discount	117	81	165	63	-	426
Revisions to expected cash flows	6,388	(3,627)	(1,428)	-	-	1,333
Foreign exchange movement	-	1,496	205	177	4	1,882
Balance - March 31, 2012	16,845	14,728	16,538	10,158	255	58,524
Less: current portion	8,266	695	541	1,284	-	10,786
	8,579	14,033	15,997	8,874	255	47,738

(a) Mesquite Mine
During the first three months ended March 31, 2012, the Company updated the closure cost obligation related to the Mesquite Mine. The impact of the assessment was an increase of $6.4 million relating to changes in future reclamation activities and current discount factors. The undiscounted value of this liability is $19.1 million (December 31, 2011 - $12.4 million). The liability has been estimated using an inflation rate of 3% and a discount rate of 2.23%. The Company expects to incur obligation expenditures between 2012 and 2028.

(b) Cerro San Pedro Mine
During the first three months ended March 31, 2012, the Company updated the obligation related to the Cerro San Pedro Mine. The impact of the assessment was a decrease of $3.6 million relating to changes in future reclamation activities and current discount factors. The undiscounted value of this liability is $18.8 million (December 31, 2011 - $19.4 million). The liability has been estimated using an inflation rate of 4.31% and a discount rate of 2.90%. The Company expects to incur obligation expenditures between 2012 and 2024.

15.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the three months ended March 31.

	$	$
	2012	2011

Operating activities:
Change in non-cash working capital
Trade and other receivables	1,025	(16,860)
Inventories	(11,042)	(5,604)
Trade and other payables	(8,353)	(7,362)
Prepaid expenses and other	2,047	2,225
	(16,323)	(27,601)

16. SEGMENTED INFORMATION

(a) Segment revenues and results
The Company manages its reportable operating segments by operating mine, development project and exploration project. The results from operations for these reportable operating segments are summarized for the three months ended March 31:

							2012
	Mesquite	Cerro San	Peak Gold	New Afton
	Mine	Pedro Mine	Mines	Project	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	62,050	69,834	36,871	-	-	-	168,755
Operating expenses	27,125	22,553	22,663	-	-	-	72,341
Depreciation and depletion	7,439	7,348	3,960	-	-	-	18,747

Earnings from mine operations	27,486	39,933	10,248	-	-	-	77,667

Corporate admin. expenses	-	-	-	-	6,678	-	6,678
Share-based payment expenses	-	-	-	-	2,436	-	2,436
Exploration expenses	4	1,627	931	-	-	257	2,819

Income from operations	27,482	38,306	9,317	-	(9,114)	(257)	65,734

Finance income	12	10	152	47	-	7	228
Finance costs	(117)	(81)	(263)	(63)	(1,166)	(381)	(2,071)
Other (losses) gains	(504)	(293)	(124)	(1,142)	(10,548)	544	(12,067)

Earnings (loss) before taxes	26,873	37,942	9,082	(1,158)	(20,828)	(87)	51,824
Income tax (expense) recovery	(6,645)	(9,730)	(2,197)	(1,844)	2,251	(128)	(18,293)
Net earnings (loss)	20,228	28,212	6,885	(3,002)	(18,577)	(215)	33,531

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

							2011
	Mesquite	Cerro San	Peak Gold	New Afton
	Mine	Pedro Mine	Mines	Project	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	62,448	63,236	45,529	-	-	-	171,213
Operating expenses	27,041	19,704	23,971	-	-	-	70,716
Depreciation and depletion	6,674	9,167	4,122	-	64	-	20,027

Earnings from mine operations	28,733	34,365	17,436	-	(64)	-	80,470

Corporate admin. expenses	-	-	-	-	6,181	-	6,181
Share-based payment expenses	-	-	-	-	2,856	-	2,856
Exploration expenses (recovery)	(104)	1,055	475	-	-	700	2,126

Income from operations	28,837	33,310	16,961	-	(9,101)	(700)	69,307

Finance income	26	52	59	43	866	-	1,046
Finance costs	(92)	(101)	(451)	(34)	(365)	(94)	(1,137)
Other (losses) gains	(2,293)	(650)	(1,208)	(9,184)	(12,169)	1,106	(24,398)

Earnings (loss) before taxes	26,478	32,611	15,361	(9,175)	(20,769)	312	44,818
Income tax (expense) recovery	(6,716)	(9,233)	(4,655)	(301)	841	(35)	(20,099)
Net earnings (loss)	19,762	23,378	10,706	(9,476)	(19,928)	277	24,719

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

(b)  Segment assets and liabilities
The following tables present the segmented assets and liabilities:

		March 31, 2012		December 31, 2011
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
	$	$	$	$

Mesquite Mine	397,521	270,335	466,943	260,708
Cerro San Pedro Mine	508,253	149,508	492,628	163,311
Peak Gold Mines	271,203	66,378	285,287	70,722
New Afton Project	953,751	277,535	846,068	261,409
El Morro Project	395,374	102,005	390,274	96,527
Blackwater Project	656,293	7,413	626,702	5,695
Other(1)	110,569	81,383	113,500	80,661
	3,292,964	954,557	3,221,402	939,033

1. Other includes corporate balances and exploration properties.

The Company accounts for its investment in the El Morro Project using equity method accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss after the date of acquisition. The amount recorded in net earnings for the three months ended March 31, 2012 related to the El Morro Project is $nil (2011 – $nil).

17. COMMITMENTS AND CONTINGENCIES

Certain conditions may exist at the date the financial statements are issued which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a) The Company has entered into a number of contractual commitments related to capital requirements for its operations. At March 31, 2012, these commitments totalled $178.4 million (March 31, 2011 – 122.6 million), of which all are expected to fall due over the next 12 months.

 (b) On January 13, 2010, the Company received a Statement of Claim filed by Barrick Gold Corporation in the Ontario Superior Course of Justice, against the Company, Goldcorp Inc. and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata Copper Chile S.A. and its affiliated subsidiaries as defendants. The claim relates to the Company’s wholly owned subsidiary, Datawave Sciences Inc.’s, exercise of its right of first refusal with respect to the El Morro Project. The trial commenced in June 2011 and closing arguments are now complete, with a decision expected by the end of the second quarter of 2012. New Gold believes the claim is without merit and no amounts have been accrued for any potential loss under this claim. No amounts have been accrued for any potential loss under this claim.

The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro project’s environmental permit in March 2011.  A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit.  Sociedad Contractual Mineral El Morro (“ El Morro”), the Chilean company jointly held by New Gold and Goldcorp and which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit.  In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling; however the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit.  Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning continue. Goldcorp, the project developer and operator, is working closely with the SEA to address any perceived deficiencies regarding the consultation or compensation of indigenous people in respect of the environmental permit.

(c) The Company owns 100% of the Cerro San Pedro Mine through the Mexican company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of ongoing legal challenges related primarily to a land use dispute, regarding previous Environmental Impact Statements (“EIS”). On August 5, 2011 a new EIS was granted for the Cerro San Pedro Mine. The 2011 EIS contains a number of conditions with which the Company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

18. SUBSEQUENT EVENTS

(a) On April 5, 2012, the Company issued $300.0 million of senior notes. The notes mature on April 15, 2020 and incur interest at 7.0% payable semi-annually. Approximately $203.0 million will be used to redeem the Company’s existing 10% senior secured notes, which will take place on May 7, 2012. The remaining funds will be used for general corporate purposes and the payment of transaction costs estimated to be $7.0 million.

(b) On April 3, 2012, the Company’s Series B share purchase warrants expired unexercised.

(c) On April 30, 2012, the Company announced the Chilean Supreme Court decision with respect to the El Morro Project. Refer to Note 17 (b) for more information.